UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

FOXX DEVELOPMENT HOLDINGS INC.

(Name of Issuer)

Class A Common Stock, par value $0.0001 per share

(Title of Class of Securities)

351665 104

(CUSIP Number)

Greg Foley

Chief Executive Officer

Foxx Development Holdings Inc.
13575 Barranca Parkway C106

Irvine, CA 92618
Telephone: 201-962-5550

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 26, 2024

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 3d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 351665 104

1	Name of reporting persons I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Acri Capital Sponsor LLC
2	Check the appropriate box if a member of a group* (a) ☐ (b) ☐
3	SEC use only
4	Source of funds* OO
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power 2,156,250 (1)
	8	Shared voting power
	9	Sole dispositive voting power 2,156,250 (1)
	10	Shared dispositive power
11	Aggregate amount beneficially owned by each reporting person 2,156,250 (1)
12	Check box if the aggregate amount in row (11) excludes certain shares* ☐
13	Percent of class represented by amount in row (11) 29.7%
14	Type of reporting person* CO

(1)	Representing 2,156,250 shares of common stock, par value $0.0001 per share (the “PubCo Common Stock”), of Foxx Development Holdings Inc. (the “Issuer” or “PubCo”) held by Acri Capital Sponsor LLC (the “Sponsor”). Pursuant to a Business Combination Agreement, dated February 18, 2024 (as amended, the “Business Combination Agreement”), by and among Acri Capital Acquisition Corporation, a Delaware corporation (“ACAC”), the PubCo, Acri Capital Merger Sub II Inc., a Delaware corporation and wholly-owned subsidiary of PubCo (“Merger Sub”), and Foxx Development Inc., a Texas corporation (“Foxx”), relating to the business combination of ACAC and Foxx, at the closing of the transactions contemplated thereunder (collectively, the “Business Combination”) on September 26, 2024, all 2,156,250 shares of Class B common stock, par value $0.0001 per share (the “Class B Common Stock”) of ACAC that the Sponsor held prior to the closing of the Business Combination, were cancelled, in exchange for the issuance, on an one-for-one basis, of 2,156,250 shares of PubCo Common Stock.

SCHEDULE 13D

CUSIP No. 351665 104

1	Name of reporting persons I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Joy Yi Hua
2	Check the appropriate box if a member of a group* (a) ☐ (b) ☐
3	SEC use only
4	Source of funds* OO
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization USA
Number of shares beneficially owned by each reporting person with	7	Sole voting power 2,156,250 (2)
	8	Shared voting power
	9	Sole dispositive voting power 2,156,250 (2)
	10	Shared dispositive power
11	Aggregate amount beneficially owned by each reporting person 2,156,250
12	Check box if the aggregate amount in row (11) excludes certain shares* ☐
13	Percent of class represented by amount in row (11) 29.7%
14	Type of reporting person* IN

(2)	Ms. Joy Yi Hua is the sole member and manager of Acri Capital Sponsor LLC and therefore is deemed to have voting and dispositive control over the securities held by Acri Capital Sponsor LLC.

SCHEDULE 13D

CUSIP No. 351665 104

This statement relates (the “Schedule 13D”) to the Common Stock, par value $0.001 (the “Common Stock”), issued by Foxx Development Holdings Inc. (the “Issuer”). All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D. Except as otherwise provided herein, each Item of the Schedule 13D remains unchanged.

Item 1. Security and Issuer.

Securities acquired: Common Stock of the Issuer.

Issuer:	Foxx Development Holdings Inc.

13575 Barranca Parkway C106

Irvine, CA 92618

Item 2. Identity and Background.

(a) This statement is filed by Acri Capital Sponsor LLC, a Delaware limited liability company (“Sponsor LLC”) and Joy Yi Hua (“Ms. Hua”, with Sponsor LLC, the “Reporting Persons”). The Reporting Persons are the holder of record of approximately 29.7% of the Issuer’s outstanding Common Stock based on the number of Common Stock outstanding as of September 26, 2024.

(b) The principal business address of Sponsor LLC is 13284 Pond Springs Rd, Ste 405, Austin, Texas 78729. The principal business address of Ms. Hua is 13284 Pond Springs Rd, Ste 405, Austin, Texas 78729.

(c) Sponsor LLC is primarily involved in investment. Ms. Hua is the manager of Sponsor LLC.

(d) During the past five years, none of the Reporting Persons or to the knowledge of the Reporting Persons, the persons identified in this Item 2, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the past five years, none of the Reporting Persons or to the knowledge of the Reporting Persons, the persons identified in this Item 2, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was the subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal and state securities laws of findings any violation with respect to such laws.

(f) The Sponsor LLC is a limited liability company incorporated in the State of Delaware. The Citizenship of Ms. Hua is USA.

Item 3. Source and Amount of Funds or Other Consideration.

The information set forth in Items 4 and 5 of this Schedule 13D are hereby incorporated by reference into this Item 3.

SCHEDULE 13D

CUSIP No. 351665 104

Item 4. Purpose of Transaction.

On February 4, 2022, the Sponsor LLC acquired 2,156,250 shares (the “Founder Shares”) of Class B Common Stock (as defined below) of Acri Capital Acquisition Corporation (“ACAC”) for an aggregate purchase price of $25,000 pursuant to a securities purchase agreement.

Pursuant to a business combination agreement, dated February 18, 2024 (as amended, the “Business Combination Agreement”), by and among ACAC, the Issuer, Acri Capital Merger Sub II Inc., a Delaware corporation and wholly-owned subsidiary of Issuer (“Merger Sub”), and Foxx Development Inc., a Texas corporation (“Foxx”), (a) on September 25, 2024, ACAC merged (the “Reincorporation Merger”) with and into Issuer, with Issuer as the surviving entity; (b) on September 26, 2024 Foxx merged (the “Acquisition Merger”, together with the Reincorporation Merger and all such transaction contemplated in the Business Combination Agreement, the “Business Combination”) with and into Merger Sub, with Merger Sub surviving as a wholly-owned subsidiary of Issuer.

On or about September 26, 2024, among other things, (x) Issuer changed its name from “Acri Capital Merger Sub I Inc.” to “Fox Development Holdings Inc.”(y) 2,156,250 shares of Class B common stock, par value $0.0001 per share of ACAC (the “Class B Common Stock”) were cancelled in exchange for the issuance of 2,156,250 shares of common stock, par value $0.0001 of the Issuer to the Sponsor LLC; and (z) the common stock and warrants of the Issuer commenced trading on the Nasdaq Capital Market.

Except as set forth in this Item 4, none of the Reporting Persons has any plans or proposals that relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present board of directors (the “Board”) or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer’s business or corporate structure, including but not limited to, if the issuer is a registered closed-end investment company; (g) changes in the Issuer’s charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or (j) any action similar to any of those enumerated above.

The Reporting Persons may, at any time and from time to time, formulate other purposes, plans or proposals regarding the Issuer, or any other actions that could involve one or more of the types of transactions or have one or more of the results described in clauses (a) through (j) in the preceding paragraph.

Item 5. Interest in Securities of the Issuer.

(a) The responses to Items 7 - 13 of the cover pages of this Schedule 13D are incorporated herein by reference. The aggregate number and percentage of common stock beneficially or directly owned by the Reporting Persons is based upon a total of 7,270,096 shares of common stock outstanding as of September 26, 2024. The Reporting Persons beneficially own 2,156,250 shares of common stock, representing approximately 29.7% issued and outstanding shares of common stock.

(b) The responses to Items 7 - 13 of the cover pages of this Schedule 13D are incorporated herein by reference. The beneficial ownership of the Reporting Persons is 2,156,250 shares of common stock, representing approximately 29.7% issued and outstanding shares of common stock.

(c) Other than the disposition of the shares as reported in this Schedule 13D, no actions in the common stock were effected during the past sixty (60) days by the Reporting Persons.

(d) N/A

(e) N/A

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information set forth in Items 4 of this Schedule 13D are hereby incorporated by reference into this Item 6.

SCHEDULE 13D

CUSIP No. 351665 104

Item 7. Materials to be Filed as Exhibits.

Item 7 of the Schedule 13D is hereby amended by adding the following to the end of the section:

Exhibit No.	Description
7.1	Joint Filing Agreement, dated 26, 2024.
10.1	Securities Purchase Agreement, dated February 4, 2024, by and among ACAC and Sponsor LLC.
10.2	Business Combination Agreement dated as of February 18, 2024, by and among ACAC, Issuer, Merger Sub and Foxx.
10.3	Amendment to the Business Combination Agreement, dated May 31, 2024, by and between ACAC, Issuer, Merger Sub, and Foxx.

SCHEDULE 13D

CUSIP No. 351665 104

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Date: September 26, 2024

Acri Capital Sponsor LLC

By:	/s/ Joy Yi Hua	/s/ Joy Yi Hua
Name:	Joy Yi Hua	Joy Yi Hua
Title:	Manager and Sole Member